Exhibit 99.2

PROFOUND MEDICAL CORP.

Up to US$30,000,000 of Common Shares

Equity Distribution Agreement

September 6, 2023

Stifel Nicolaus Canada Inc.
161 Bay Street, Suite 3800
Toronto, ON M5J 2S1

Stifel, Nicolaus & Company, Incorporated
One South Street
15th Floor
Baltimore, Maryland 21202

Ladies and Gentlemen:

Profound Medical Corp., a corporation organized under the laws of the Province of Ontario, Canada (the “Company”), confirms its agreement (this “Agreement”) with Stifel Nicolaus Canada Inc. (“Stifel”) and Stifel, Nicolaus & Company, Incorporated (“Stifel U.S.” and collectively with Stifel, the “Agents”) with respect to the issuance and sale from time to time by the Company of common shares in the capital of the Company (“Common Shares”, and any Common Shares sold pursuant to the terms of this Agreement are referred to herein as “Shares”), having an aggregate offering price of up to US$30,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Shares are sold) (the “Maximum Amount”) through or to the Agents, as sales agents, on the terms and subject to the conditions set forth in this Agreement.

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”), a preliminary short form base shelf prospectus dated March 3, 2022 (the “Canadian Preliminary Base Prospectus”) and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined herein) in respect of an aggregate of up to US$100,000,000 (or the equivalent thereof in Canadian dollars or any other currencies) of common shares, warrants, subscription receipts, debt securities or units comprised of a combination thereof (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws (as defined herein). The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Preliminary Base Prospectus and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated March 23, 2022 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws (as defined herein and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined herein). As used herein, “Canadian Securities Laws” means the applicable securities laws of each of the Canadian Qualifying Jurisdictions as the context may require, and the respective rules and regulations made under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices, rulings and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions as modified by the Translation Decision (as defined herein) ), including National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 - Shelf Distributions (“NI 44-102”). As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) in Canada. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. As used herein, “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Prospectus. All Designated News Releases shall also be filed with the Securities and Exchange Commission (the “Commission”) on Form 6-K and the Canadian Prospectus Supplement shall provide that such Form 6-K shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined herein). The “Translation Decision” means the decision of the Autorité des marchés financiers dated March 2, 2022, obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus be publicly filed in both the French and English languages. For the purposes of the Canadian Prospectus, the Company is not required to publicly file French versions of the Canadian Prospectus and the documents incorporated by reference therein.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-263248) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement”. The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus”. “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to SEDAR+ and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Commission’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company has also previously prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, and/or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Base Prospectus or Canadian Prospectus.

The Company confirms its agreement with the Agents as follows:

1.              Sale and Delivery of the Shares.

(a)              Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may issue and sell through the Agents, as sales agents for the Company, the Shares (an “Agency Transaction”) as follows:

(i)              The Company may, from time to time, propose to the applicable Agent the terms of an Agency Transaction by means of a telephone call or form of written electronic communication (confirmed promptly by electronic mail in a form substantially similar to Exhibit A hereto (an “Agency Transaction Notice”)) from at least one of the individuals listed as an authorized representative of the Company on Schedule 1 hereto (each, an “Authorized Company Representative”), such proposal to include, among other parameters permitted in accordance with this Agreement: the trading day(s) for the Nasdaq Stock Market LLC (the “Nasdaq”) or the Toronto Stock Exchange (the “TSX”) (which may not be a day on which the Nasdaq or the TSX, as applicable, is closed or scheduled to close prior to its regular weekday closing time) on which the Shares are to be sold (each, a “Trading Day”); the maximum number or value of Shares that the Company wishes to sell in the aggregate and any limitation on the number or value of Shares that may be sold in any one Trading Day; the minimum price at which the Company is willing to sell the Shares (the “Floor Price”); and the Placement Fee (as defined herein). The Agency Transaction Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein and does not confirm promptly in accordance with Section 1(a)(ii), (B) the entire amount of the Shares under the Agency Transaction Notice have been sold, (C) the Company suspends or terminates the Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(iv) or Section 7, as applicable, (D) the Company issues a subsequent Agency Transaction Notice with parameters superseding those on the earlier Agency Transaction Notice, or (E) this Agreement has been terminated or suspended under the provisions of this Agreement. The terms of an Agency Transaction shall be proposed to, and each Agency Transaction Notice shall be addressed to, the respective individuals from the applicable Agent set forth on Schedule 1 hereto (the “Authorized Agent Representatives”).

(ii)              If such proposed terms for an Agency Transaction are acceptable to the applicable Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to the Authorized Company Representatives which delivered such Agency Transaction Notice.

(iii)              Subject to the terms and conditions hereof, the applicable Agent shall, severally and not jointly, use its commercially reasonable efforts to sell all of the Shares designated in, and subject to the terms of, such Agency Transaction Notice. The applicable Agent shall not sell any Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agents that (x) there can be no assurance that an Agent will be successful in selling all or any of such Shares or as to the price at which any Shares are sold, if at all, (y) no Agent shall incur any liability or obligation to the Company or any other person or entity if they do not sell any Shares for any reason and (z) no Agent shall be under any obligation to purchase any Shares on a principal basis pursuant to this Agreement.

(iv)              The Company may, acting through at least one Authorized Company Representative, or the applicable Agent may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend an offering of the Shares or terminate an Agency Transaction Notice; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the giving of such notice, including the parties’ obligations set forth under Section 1(a)(viii). Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information with respect to the Company or the Shares, the Company agrees that (i) it will not deliver an Agency Transaction Notice to any Agent and (ii) it will terminate any Agency Transaction Notice that was previously delivered to any Agent.

(v)               If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Shares shall be sold on more than one Trading Day, then the Company and the applicable Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(vi)              The applicable Agent, as sales agent in an Agency Transaction, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than (x) by means of ordinary brokers’ transactions that qualify for delivery of the Prospectuses in accordance with Rule 153 of the Rules and Regulations and meet the definition of an “at-the-market offering” under Rule 415(a)(4) of the Rules and Regulations and an “at-the-market-distribution” under NI 44-102 and are made in compliance with NI 44-102, including, without limitation, sales made directly on the Nasdaq and the TSX, or any Canadian marketplace or United States marketplace or (y) such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the applicable Agent in writing. Each of the Agents shall not engage in any transactions in connection with the distribution of Shares in this “at-the-market” distribution that are intended to stabilize or maintain the market price of the Shares.

(vii)              The compensation to each Agent for sales of the Shares in an Agency Transaction with respect to which such Agent acts as sales agent hereunder shall be as set forth in the Agency Transaction Notice for such Agency Transaction but shall not exceed three percent (3%) of the gross offering proceeds of the Shares sold in such Agency Transaction (the “Placement Fee”). The applicable Agent shall provide written confirmation to the Company (which may be provided by email to at least one of the Authorized Company Representatives) following the close of trading on each Trading Day on which Shares are sold in an Agency Transaction under this Agreement, setting forth (i) the number of Shares and the average price of Shares sold on such Trading Day (showing the number and the average price of Shares sold on the TSX, on the Nasdaq or on any other “marketplace”), (ii) the gross offering proceeds received from such sales, (iii) the Placement Fee payable by the Company to such Agent with respect to such sales (which Placement Fee shall be paid in the same currency as the sale of the Shares to which such Placement Fee pertains) and (iv) the net offering proceeds (being the gross offering proceeds for such sales less the Placement Fee payable for such sales) (the “Net Offering Proceeds”).

(viii)              Settlement for sales of the Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, a “Settlement Date”). On each Settlement Date, the Shares sold through the applicable Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the applicable Agent against payment by the applicable Agent to the Company of the Net Offering Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to the applicable Agent’s or its designee’s account (provided that the applicable Agent shall have given the Company written notice of such designee prior to the relevant Settlement Date) through the facilities of CDS Clearing and Depository Services Inc. through its “CDSX” system or The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same-day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (i) hold the applicable Agent harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay the applicable Agent any commission, discount or other compensation to which it would otherwise be entitled absent such default, including the Placement Fee.

(b)              Maximum Number of Shares. Under no circumstances shall the Company propose to any one of the Agents, or any one of the Agents effect, a sale of Shares in an Agency Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed the Maximum Amount, (ii) cause the number of Shares sold to exceed the number of Common Shares available for offer and sale under the then effective Canadian Prospectus or Registration Statement, or (iii) cause the number of Shares sold pursuant to this Agreement to exceed the number of Shares authorized to be issued and sold from time to time pursuant to this Agreement by the Company’s board of directors, or a duly authorized committee thereof, and notified to the applicable Agent in writing.

(c)              Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or would reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares in violation of Regulation M, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents. The applicable Agent, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than by means of ordinary brokers’ transactions (x) that qualify for delivery of the Prospectuses in accordance with Rule 153 of the Rules and Regulations, (y) that constitute an “at-the-market-distribution” under NI 44-102 and are made in compliance with NI 44-102, including, without limitation, sales made directly on the Nasdaq and the TSX or any Canadian marketplace or United States marketplace or (z) such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the applicable Agent in writing.

(d)              Black-out Periods. Notwithstanding any other provision of this Agreement, during any other period in which the Company is in possession of material non-public information with respect to the Company or the Shares, the Company and the applicable Agent (provided that the Agent has been given prior written notice of such by the Company, which notice the Agent agrees to treat confidentially) agree that no sales of Shares shall take place, the Company shall not request the sales of any Shares, and the Agents shall not be obligated to sell or offer to sell any Shares. The Company and the Agents agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule 1 may be amended from time to time.

(e)              Continuing Accuracy of Representations and Warranties. Any obligation of the Agents to use their commercially reasonable efforts to sell the Shares on behalf of the Company as sales agents shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 4 of this Agreement.

2.              Representations and Warranties of the Company. The Company represents and warrants to, and covenants with, the Agents as follows:

(a)              Registration Statement and Prospectus. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission and the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus. No order or action that would have the effect of ceasing or suspending the distribution of the Shares or any other securities of the Company has been issued by the Canadian Qualifying Authorities or any similar regulatory authority, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened; and any request made to the Company on the part of any Canadian Qualifying Authorities for additional information has been complied with in all material respects. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws; the Canadian Prospectus, as amended or supplemented, as of its date, did not, and as of each Time of Sale (as defined herein) and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws; and the Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will constitute, full, true and plain disclosure of all material facts relating to the Shares and to the Company. All forward-looking information (as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) and statements of the Company contained in the Registration Statement and the Prospectuses and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based. “Time of Sale” means the time of the applicable Agent’s initial entry into contracts with investors for the sale of such Shares.

(b)              Accurate Disclosure. (i) Each document, if any, filed, furnished, or delivered, or to be filed, furnished, or delivered, pursuant to (A) Canadian Securities Laws and incorporated by reference in the Canadian Prospectus complied or will comply when so filed in all material respects with Canadian Securities Laws and (B) the Exchange Act and incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the U.S. Prospectus comply, and as amended or supplemented, if applicable, and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the “Disclosure Package”) and at each Time of Sale and Settlement Date, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the Disclosure Package does not and at the time of each sale of the Shares in connection with the offering when the Prospectuses are not yet available to prospective purchasers and at any Time of Sale and Settlement Date, the Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) the U.S. Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. All statistical or market-related data included in the Registration Statement, the Prospectuses and the Disclosure Package comply, are based on or derived from sources that the Company believes to be reliable and accurate in all material respects, and the Company has obtained the written consent to the use of such data from such sources to the extent required. The Form F-X conforms with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the Disclosure Package or the Prospectuses (or any amendment or supplement thereto, including any prospectus wrapper) made in reliance upon and in conformity with written information furnished to the Company by any Agent through the Authorized Company Representative expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the names of the Agents set forth on the front and back covers and on the certificate of the Agents in the Prospectus Supplements (collectively, the “Agent Information”).

(c)              Permitted Free Writing Prospectus. No Permitted Free Writing Prospectus (as defined herein) conflicts or will conflict with the information contained in the Registration Statement, the Prospectuses and the Disclosure Package, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(d)              Company Not Ineligible Issuer. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act) of the Shares and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Securities Act, without taking account of any determination by the Commission pursuant to Rule 405 under the Securities Act that it is not necessary that the Company be considered an ineligible issuer.

(e)              Emerging Growth Company Status. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

(f)              Independent Accountants. The accountants who certified the financial statements and supporting schedules included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package are (i) independent public accountants as required by the Securities Act and the Public Company Accounting Oversight Board, and (ii) independent with respect to the Company as required by applicable Canadian professional standards; and in the period of three years prior to the date hereof, there has not been any reportable event (within the meaning of NI 51-102) between the Company and such accountants.

(g)              Audit Committee. The Company has a validly appointed audit committee whose composition and responsibilities satisfy the requirements of Section 10A of, and Rule 10A-3 under, the Exchange Act and National Instrument 52-110 Audit Committees.

(h)              Financial Statements. The financial statements included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, together with the related schedules and notes, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved. Except as included or incorporated by reference therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package under the Securities Act or Canadian Securities Laws. There has been no change in accounting policies or practices of the Company since January 1, 2023 except as disclosed in the financial statements included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package. No other financial statements, schedules or reconciliations of “non-IFRS financial measures” of the Company are required by applicable securities laws to be included in the Registration Statement, the Prospectuses and the Disclosure Package.

(i)              Material Liabilities. Except as set out in the financial statements included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package or as incurred in the ordinary course of business since June 30, 2023 and as would not individually or in the aggregate have a Material Adverse Effect, the Company does not have any outstanding indebtedness or any liabilities or obligations including any unfunded obligation under any employee plan, whether accrued, absolute, contingent or otherwise as of the date of the applicable financial statements. The term “Material Adverse Effect” means an effect, change, event or occurrence that, alone or in conjunction with any other or others: (i) has or would reasonably be expected to have a material adverse effect on the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, on a consolidated basis, whether or not arising in the ordinary course of business, or (ii) would result in the Canadian Prospectus or any amendment or supplement thereto containing a misrepresentation within the meaning of applicable Canadian Securities Laws.

(j)              Sarbanes-Oxley Act of 2002. The Company is, and after giving effect to the offering and sale of the Shares will be, in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(k)              No Material Adverse Change in Business. Except as otherwise stated therein in the Registration Statement, the Prospectuses and the Disclosure Package, since June 30, 2023, (A) there has been no material adverse change, whether actual, anticipated, contemplated, or to the knowledge of the Company, threatened or proposed, in the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, on a consolidated basis, whether or not arising in the ordinary course of business (a “Material Adverse Change”), (B) there have been no transactions entered into by the Company or its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its securities, and (D) neither Company nor any of its subsidiaries has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material.

(l)              Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Province of Ontario and has corporate power, capacity and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Prospectuses and the Disclosure Package and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. Neither the Company nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Company’s dissolution or winding up.

(m)              Subsidiaries. The Company does not own, directly or indirectly, any shares of stock or any other equity or long-term debt securities of any corporation or have any equity interest in any corporation, firm, partnership, joint venture, association or other entity, other than those identified in the Registration Statement and the Prospectuses. Each subsidiary of the Company has been duly incorporated, is validly existing and in good standing under the laws of the jurisdiction of its formation, has the corporate or other similar power and capacity to own its property and to conduct its business as described in the Registration Statement, the Prospectuses and the Disclosure Package and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification. The Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares and other voting securities of each of its subsidiaries, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever. None of the Company’s subsidiaries nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such subsidiaries’ dissolution or winding up. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, no subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such subsidiary’s equity securities or from repaying to the Company or any other subsidiary of the Company any amounts that may from time to time become due under any loans or advances to such subsidiary from the Company or from transferring any property or assets to the Company or to any other subsidiary.

(n)              Capitalization. The authorized, issued and outstanding share capital of the Company is as set forth in the Registration Statement, the Prospectuses and the Disclosure Package under the caption “Consolidated Capitalization” (except for subsequent issuances, if any, (A) pursuant to this Agreement, (B) pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement, the Prospectuses and the Disclosure Package or (C) pursuant to the exercise of convertible securities or options referred to in the Registration Statement, the Prospectuses and the Disclosure Package). The outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares in the capital of the Company were issued in violation of the pre-emptive or other similar rights of any securityholder of the Company or other person. No person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any of its subsidiaries of any of the shares or other securities of the Company or any such subsidiary, or to require the Company or any of its subsidiaries to purchase, redeem or otherwise acquire any of the outstanding securities in the share capital of the Company or any of its subsidiaries. To the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any of its subsidiaries. The form and terms of the certificate representing the Common Shares have been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Common Shares do not and will not conflict with any applicable laws or the rules and by-laws of the Nasdaq and TSX.

(o)              Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(p)              Authorization and Description of Securities. The Shares have been duly authorized for issuance and sale and, when issued and delivered by the Company, will be validly issued and fully paid and non-assessable; and, the issuance of the Shares is not subject to the pre-emptive or other similar rights of any securityholder of the Company or other person, other than as disclosed to the Agents and in respect of which enforceable waivers have been received by the Company. The Common Shares conform, in all material respects, to all statements relating thereto contained in the Registration Statement, the Prospectuses and the Disclosure Package and such description conforms to the rights set forth in the instruments defining the same.

(q)              Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company in the manner set forth in the Prospectuses.

(r)              Absence of Violations, Defaults and Conflicts. Except as has been disclosed in the Prospectuses, neither the Company nor its subsidiaries is (A) in violation of its charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or its subsidiaries is a party or by which either of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, “Applicable Agreements”), or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Authority”), except, in the case of (B) or (C), for such default or violations that would not, singly or in the aggregate, result in a Material Adverse Effect.

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement, the Prospectuses and the Disclosure Package (including the issuance and sale of the Shares at any Time of Sale and Settlement Date, as applicable,) have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, security interest, charge or encumbrance upon any properties or assets of the Company or its subsidiaries pursuant to, the Applicable Agreements (except for such conflicts, breaches, defaults or Repayment Events or liens, security interests, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company or its subsidiaries or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Authority. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or its subsidiaries.

(s)              Listing. The Common Shares are listed on the Nasdaq and the TSX, and the Shares will be listed and posted for trading on the Nasdaq and the TSX at the Time of Sale.

(t)              Absence of Labor Dispute. No labor dispute with the employees of the Company or its subsidiaries exists or, to the knowledge of the Company, is imminent, which would result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries is currently conducting negotiations with any labor union or employee association. The Company and each of its subsidiaries are in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and have not and are not engaged in any unfair labor practice.

(u)              Benefit Plans. Other than the Victor Insurance Benefit Plan, United Healthcare and Principal Benefit Plan and the Long Term Incentive Plan of the Company dated May 20, 2020, and as otherwise as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor its subsidiaries have agreements, plans or practices relating to the payment of any management, consulting, service or other fees or any bonuses, pensions, share of profits or retirement allowance, insurance, health or other employee benefits or any plan for retirement, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or any of its subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or any of its subsidiaries (“Employee Plans”). The Company has made available to the Agents true and complete copies of documents, contracts and arrangements relating to the Employee Plans. The Employee Plans have been established, operated in the ordinary course and administered in all material respects in accordance with their terms and applicable laws.

(v)              ERISA Compliance. Any “Employee Benefit Plan” (as defined under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) established or maintained by the Company and its subsidiaries is in compliance in all material respects with ERISA. No material “reportable event” (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan established or maintained by the Company, any of its subsidiaries or any member of any group of organizations described in Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder (the “Code”) of which the Company or such subsidiary is a member (an “ERISA Affiliate”). No Employee Benefit Plan established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates, if such Employee Benefit Plan were terminated, would have any material “amount of unfunded benefit liabilities” (as defined under ERISA). Neither the Company, any of its subsidiaries nor any of their ERISA Affiliates has incurred or reasonably expects to incur any material liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any Employee Benefit Plan or (ii) Section 412, 4971 or 4975 of the Code. Each Employee Benefit Plan established or maintained by the Company and its subsidiaries that is intended to be qualified under Section 401(a) of the Code is so qualified, and nothing has occurred, whether by action or failure to act, which would reasonably be expected to cause the loss of such qualification.

(w)              Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Authority (including, without limitation, any action, suit proceeding, inquiry or investigation before or brought by the U.S. Food and Drug Administration (the “FDA”)) now pending or, to the knowledge of the Company, threatened, against or affecting the Company or its subsidiaries, which would reasonably be expected to result in a Material Adverse Effect; and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiaries is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the Prospectuses and the Disclosure Package, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.

(x)              Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the Prospectuses or the Disclosure Package or to be filed as exhibits to the Registration Statement which (a) have not been so described and filed as required or (b) in the case of exhibits to the Registration Statement, will be so filed prior to any Time of Sale and Settlement Date.

(y)              Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Authority is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Shares hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the Securities Act, Canadian Securities Laws, the rules of Nasdaq or the TSX, state securities laws or the rules of the Financial Industry Regulatory Authority (“FINRA”).

(z)              FINRA Matters. The Company meets the requirements for the exemption from FINRA filing requirements that is available to registrants meeting the eligibility requirements for use of Form F-10 under the Securities Act specified in FINRA Rule 5110(b)(7)(C)(ii).

(aa)           Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Authorities that are material to the conduct of the business now operated by them. The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses and neither the Company nor any of its subsidiaries is in breach thereof or in default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Governmental Licenses in good standing, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect. Neither the Company nor its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses.

(bb)           Title to Property. The Company and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the Prospectuses and the Disclosure Package or (B) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or its subsidiaries holds properties described in the Registration Statement, the Prospectuses or the Disclosure Package, are in full force and effect, and neither the Company nor any such subsidiaries has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(cc)           Title to Intellectual Property. The Company and its subsidiaries own or have valid, binding and enforceable licenses or other rights under the patents, inventions, copyrights, trade secrets, know-how, other proprietary rights in information, systems, devices, procedures, software, data, and databases, trademarks, service marks, trade names, and applications to any of the foregoing, and licenses to any of the foregoing, and other intellectual property described in the Registration Statement, the Prospectuses and the Disclosure Package, and any other such intellectual property which, is necessary for, or used in the conduct, or the proposed conduct, of the business of the Company and its subsidiaries in the manner described in the Registration Statement, the Prospectuses and the Disclosure Package (collectively, the “Intellectual Property”); the patents, trademarks, and copyrights, if any, included within the Intellectual Property are valid, enforceable, and subsisting, all applications for any of the foregoing are subsisting and in good standing, there are no actions, suits, proceedings or claims challenging the ownership, validity or enforceability of any of the foregoing, and the Company is not aware of any facts which would form a reasonable basis for any such actions, suits, proceedings or claims; other than as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (A) the Company is not obligated to pay a material license fee, milestone fee, or royalty, grant a license or covenant not to sue, or provide other material consideration to any third party in connection with the Intellectual Property, (B) the Company has not received any notice of any claim of infringement, misappropriation or conflict with any intellectual property rights of others with respect to any of the Company’s systems, devices, software, processes or Intellectual Property, (C) to the knowledge of the Company, neither the sale nor use of any of the discoveries, inventions, systems, devices, software, or processes of the Company referred to in the Registration Statement, the Prospectuses or the Disclosure Package do or will, infringe, misappropriate or violate any intellectual property rights of any third party, and (D) no third party has any ownership or other right in or to any Intellectual Property that is owned by the Company or any of its subsidiaries (“Company Owned IP”), other than non-exclusive licenses to the Company’s software granted in the ordinary course of business and any co-owner of any patent constituting Intellectual Property who is listed on the records of the U.S. Patent and Trademark Office (the “USPTO”) and any co-owner of any patent application constituting Intellectual Property who is named in such patent application, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, all Company Owned IP is free and clear of all liens, security interests or encumbrances, and, to the knowledge of the Company, no third party has any rights in or to any Intellectual Property in any field of use that is exclusively licensed to the Company, other than the ownership rights of any licensor (without any reservation of rights to practice the Intellectual Property in such field of use) to the Company of such Intellectual Property. The Company and its subsidiaries have taken all reasonable steps to protect, maintain and safeguard the Intellectual Property, including the execution of appropriate nondisclosure, confidentiality agreements and invention assignments with their employees, consultants or independent contractors, and no employee, consultant, or independent contractor of the Company is in or has been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement, or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company or any of its subsidiaries.

(dd)           License Agreements. The Company and its subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or any subsidiary, and all such agreements are in full force and effect. To the extent that (i) any of the Intellectual Property that is owned by or exclusively licensed to the Company or any of its subsidiaries is licensed or (ii) any of the Intellectual Property that is owned by or exclusively licensed to the Company or any of its subsidiaries, and that is treated by the Company or any of its subsidiaries as confidential, is disclosed, in either case, to any other person by the Company or any of its subsidiaries, the Company or any of its subsidiaries, as applicable, has entered into a valid and subsisting written agreement with any such person which contains terms and conditions prohibiting the unauthorized use, disclosure or transfer of such Intellectual Property by such person. Other than such agreements that have expired in accordance with their respective terms, all such agreements are in full force and effect and, to the knowledge of the Company, none of the Company, any of its subsidiaries or, any other person, is in material default or material breach of its obligations thereunder.

(ee)           Patents and Patent Applications. All patents and patent applications owned by or licensed to the Company or any of its subsidiaries or under which the Company or any of its subsidiaries has rights and which are necessary and material in the conduct, or proposed conduct, of the business of the Company and its subsidiaries in the manner described in the Registration Statement, the Prospectuses and the Disclosure Package have, been duly and properly filed and maintained; to the knowledge of the Company, the parties prosecuting such applications have complied with their duty of candor and disclosure to the USPTO in connection with such applications; and the Company is not aware of any facts required to be disclosed to the USPTO that were not disclosed to the USPTO and which would preclude the grant of a patent in connection with any such application or would reasonably be expected to form the basis of a finding of invalidity or unenforceability with respect to any patents that have issued with respect to such applications. The products and product candidates described in the Registration Statement, the Prospectuses and the Disclosure Package fall within the scope of the claims of one or more patents or patent applications owned by, or exclusively licensed to, the Company or any of its subsidiaries. All inventors of patents and patent applications owned by the Company or any of its subsidiaries have assigned his or her ownership rights in such patents and patent applications to the Company or any of its subsidiaries and all such assignments have been recorded with the applicable patent office.

(ff)           FDA and Other Legal Compliance. The Company has received clearance from the FDA to market TULSA-PRO in the United States for ablation of prostate tissue (the “FDA TULSA-PRO Clearance”), and the Company has received a humanitarian device exemption from the FDA authorizing the marketing of Sonalleve in the United States for treatment of osteoid osteoma in the extremities (the “FDA Sonalleve Clearance,” and together with the FDA TULSA-PRO Clearance, the “FDA Clearances”). The Company and its subsidiaries are and at all times have been in material compliance with all statutes, rules or regulations of Regulatory Authorities applicable to the testing, development, manufacture, packaging, processing, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, or export of any medical device product under development, manufactured or distributed by the Company and its subsidiaries (“Applicable Device Laws”). The Company and its subsidiaries possess all required licenses, certificates, approvals, clearances, exemptions, authorizations, permits and any supplements or amendments thereto required by any Applicable Device Law (together with the FDA Clearances, “Authorizations”), except where the failure to possess such Authorizations would not, singly or in the aggregate, result in a Material Adverse Effect, and such Authorizations are valid and in full force and effect. The Company and its subsidiaries have not received any FDA Form 483, notice of adverse finding, warning letter, untitled letter, or other correspondence or notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action by the FDA, Health Canada, or any other Governmental Authority regulating or otherwise exercising authority with respect to the development, testing, clinical investigation, manufacture, commercial distribution, sale, import, export or marketing of medical products (collectively, “Regulatory Authorities”) alleging or asserting material noncompliance with any Applicable Devices Laws or the terms or conditions of any Authorizations. The Company and its subsidiaries have not received notice that any Regulatory Authority has taken, is taking or intends to take action to materially limit, suspend, modify or revoke any material Authorizations. The Company and its subsidiaries have filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Device Laws or Authorizations, except where the failure to do so would not, singly or in the aggregate, result in a Material Adverse Effect, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission). To the knowledge of the Company, there is no materially false or misleading information or material omission in any submission made by or on behalf of the Company or any of its subsidiaries to any Regulatory Authority.

(gg)           Government Health Care Programs. To the Company and its subsidiaries’ knowledge, no persons who have engaged in any activity that is in violation of, or have been convicted of, charged with, or investigated for, a felony or a criminal offense under any applicable laws, who are excluded, suspended, debarred, prohibited from providing services under, or otherwise ineligible to participate in any Government Health Care Program (as defined below), who have been notified that they are or may be subject to potential exclusion, debarment or other prohibition from participating in any Government Health Care Program, or who have committed any act or have engaged in any activity that is permissive or mandatory grounds for exclusion, debarment, suspension, or other ineligibility to so participate, are either employed by, under contract with, or agents of the Company or any of its subsidiaries or provide items or services on behalf of the Company or any of its subsidiaries. “Government Health Care Program” means any federal, provincial, state or other publicly funded healthcare insurance or reimbursement program, including but not limited to a federal healthcare program as defined in Section 1128B(f) of the United States Federal Social Security Act and includes the United States Medicare, Medicaid and TRICARE programs.

(hh)           Privacy Laws. Neither the Company nor any of its subsidiaries has unlawfully disclosed the protected health information of any person, nor committed any other breach of applicable laws concerning the privacy and/or security of personal health information; nor, to the knowledge of the Company, is there any investigation of the Company or any of its subsidiaries by any Governmental Authority for a violation of applicable laws concerning the privacy and/or security of personal health information. Neither the Company nor any of its subsidiaries has notified, either voluntarily or as required by applicable laws, any affected individual, any Governmental Authority or the media of any breach of protected health information. To the knowledge of the Company, neither the Company nor any of its subsidiaries has suffered any unauthorized acquisition, access, use or disclosure of any personal information that, individually or in the aggregate, materially compromises the security or privacy of such personal information.

(ii)              Facilities. The Company and its subsidiaries’ facilities and manufacturing and product research and development activities are and have been in compliance in all material respects with Applicable Device Laws, including current good manufacturing practice and quality systems requirements of applicable Regulatory Authorities.

(jj)             Suppliers and Customers. No material supplier or customer of the Company has cancelled, materially modified, threatened to materially modify or, to the knowledge of the Company, intends to materially modify its relationship with or supplies to the Company, except any such cancellation, modification, or threatened modification which would not, individually or in the aggregate, have a Material Adverse Effect.

(kk)           Environmental Laws. Except as such would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold that are applicable to their businesses (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or its subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Authority, against or affecting the Company or its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(ll)             Accounting Controls. The Company and its subsidiaries maintain effective internal control over financial reporting (as defined under Rule 13-a15 and Rule 15d-15 under the Exchange Act) and have established “disclosure controls and procedures” and “internal control over financial reporting” within the meaning of such terms under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and are in compliance with the certification requirements thereof with respect to the Company’s annual and interim filings with the Canadian Qualifying Authorities. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting. The Company is not aware of (x) any significant deficiency in the design or operation of its internal control over financial reporting which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in its internal controls, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, since the end of the Company’s most recent audited fiscal year; or (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(mm)          Tests and Preclinical and Clinical Trials. The tests, preclinical studies and clinical trials conducted by or, to the Company’s knowledge, on behalf of the Company were and, if still ongoing, are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all applicable Authorizations and Applicable Device Laws, including, as applicable, without limitation, the Federal Food, Drug and Cosmetic Act and the rules and regulations promulgated thereunder. The descriptions of the results of such studies, tests and trials contained in the Registration Statement, the Prospectuses and the Disclosure Package are, to the Company’s knowledge, accurate and complete in all material respects and fairly present the data derived from such studies, tests and trials. The Company is not aware of any studies, tests or trials, the results of which the Company believes reasonably call into question the study, test, or trial results described or referred to in the Registration Statement, the Prospectuses and the Disclosure Package when viewed in the context in which such results are described and the clinical state of development; and, the Company has not received any notices or correspondence from any Regulatory Authority requiring the termination or suspension of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company, other than ordinary course communications with respect to modifications in connection with the design and implementation of such trials, copies of which communications have been made available to you.

(nn)           Payment of Taxes. All federal, state, local, provincial and foreign income tax returns of the Company and its subsidiaries required by law to be filed have been filed (in Canada, the United States and otherwise) and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid (except for any failure to so pay that would be immaterial), except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. All tax returns, declarations, remittances and filings required to be filed by the Company and its subsidiaries have been filed with all appropriate Governmental Authorities, all such returns, declarations, remittances and filings are complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading and no assessment in connection therewith has been made against the Company or any of its subsidiaries. To the knowledge of the Company, there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Company or any of its subsidiaries. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company or any of its subsidiaries. The Company and its subsidiaries have each established on their books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets and properties of the Company or any of its subsidiaries (other than liens for taxes that are not yet due and payable or that are being contested in good faith), and, to the knowledge of the Company, there are no audits pending of the tax returns of the Company or any of its subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any material deficiency. The Company and its subsidiaries have paid all sales and use taxes and all taxes which the Company or any subsidiary is obligated to withhold from amounts owed to employees, creditors, and third parties. All scientific research and experimental development (“SR&ED”) tax incentives applied for by the Company or any of its subsidiaries are bona fide and the Company has no knowledge that Canada Revenue Agency will disallow, reassess or reduce any SR&ED incentives applied for by or previously granted to the Company or any of its subsidiaries.

(oo)           Insurance. The Company and its subsidiaries carry or are entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. Neither the Company nor any of its subsidiaries is in default in any respect with respect to the payment of any premium or compliance with any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim within the appropriate time therefor. There are no circumstances under which the Company or any of its subsidiaries would be required to or, in order to maintain its coverage, to give any notice to the insurers under any such insurance policy which has not been given. Neither the Company nor any of its subsidiaries has received notice from any of the insurers regarding cancellation of such insurance policy or has been denied any insurance coverage which it has sought or for which it has applied.

(pp)           Investment Company Act. Neither the Company nor any subsidiary is and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof, or the manner in which such proceeds are temporarily held pending expenditure, neither of them will be registered or required to register as an “investment company” as defined in the Investment Company Act of 1940, as amended.

(qq)           PFIC and CFC. The Company expects not to be a “passive foreign investment company” within the meaning of Section 1297 of the Code for its current taxable year ending December 31, 2023, or for the foreseeable future. The Company is not a “controlled foreign corporation”, as defined in Section 957 of the Code.

(rr)             Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or to result in a violation of Regulation M under the Exchange Act or Canadian Securities Laws.

(ss)            Foreign Corrupt Practices Act. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the U.K. Bribery Act of 2010, the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), or any other applicable anti-bribery or anti-corruption laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offense under any other applicable anti-bribery or anti-corruption laws (the “Anti-Corruption Laws”) including, without limitation, (i) making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Anti-Corruption Laws, and (ii) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit, and the Company has instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(tt)            Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), those of Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the applicable anti-money laundering statutes of all other jurisdictions to which the Company is subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Authority involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(uu)           OFAC. Neither the Company nor any of its subsidiaries nor any director or officer of the Company or its subsidiaries, nor, to the knowledge of the Company, any agent, employee, affiliate or representative of the Company or any of its subsidiaries is an individual or entity (“Person”), or is more than 50 percent owned in the aggregate by or acting on behalf of one or more Persons that are, currently the subject or target, of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the Global Affairs Canada, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject of Sanctions, (including, without limitation, Cuba, Iran, North Korea, Sudan, Syria, Russia, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and any other “Covered Region” of Ukraine identified pursuant to Executive Order 14065, each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as agent, advisor, investor or otherwise) of Sanctions.

The Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(vv)           No Transfer Taxes or Other Fees. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges payable (either by direct assessment or withholding) in connection with the execution and delivery of this Agreement or the creation, issuance, sale and delivery of the Shares or the resale of the Shares by the Agents.

(ww)           Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act.

(xx)              Reporting Requirements. The Company is, and will be at the Time of Sale, a reporting issuer in the Canadian Qualifying Jurisdictions and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authorities that maintains such a list; the Company is in compliance, in all material respects, with its continuous and timely disclosure obligations under Canadian Securities Laws and under the rules and regulations of Nasdaq and the TSX and has filed all documents required to be filed by it with the Canadian Qualifying Authorities under applicable Canadian Securities Laws; the Company has not filed any confidential material change reports with any of the Canadian Qualifying Authorities that remain confidential at the date hereof; and the Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Canadian Qualifying Jurisdictions prior to the date of this Agreement. The Company is eligible to use the Canadian Shelf Procedures for the distribution of the Shares. The Company has complied with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Shares through registrants registered in the applicable categories under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions.

(yy)            Related Party Transactions. There are no business relationships or related-party transactions involving the Company, any subsidiary or any other person required by applicable securities laws to be described in the Registration Statement, the Prospectuses and the Disclosure Package that have not been described as required. To the Company’s knowledge, none of the directors, officers or employees of the Company, any of its subsidiaries or any associate or affiliate of any of the foregoing has any interest, direct or indirect, in any transaction with the Company or any of its subsidiaries that materially affects, is material to or would reasonably be expected to materially affect the Company or any of its subsidiaries. Except for wages, salaries and other compensation-related payments in the ordinary course, and other than as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, neither the Company nor any of its subsidiaries is indebted to: (i) any director, officer or shareholder of the Company; (ii) any individual related to any of the foregoing by blood, marriage or adoption; or (iii) any corporation controlled, directly or indirectly, by any one or more of those persons referred to in this Section 2(yy). None of those persons referred to in this Section 2(yy) is indebted to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries is currently a party to any material contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with the Company or its subsidiaries other than employment agreements.

(zz)             Immunity from Jurisdiction. Neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Canada and the laws of the Province of Ontario. The irrevocable and unconditional waiver and agreement of the Company contained in this Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement is valid and binding under the laws of Canada and the laws of the Province of Ontario. The choice of the law of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Canada, and the Company is not aware of any basis for avoiding the choice on the grounds of Ontario public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein. The Company has the power to submit, and has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York State and United States Federal court sitting in The City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court.

By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Profound Medical (U.S.) Inc. (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any federal or state court in the City and County of New York, Borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as required by the Securities Act.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives, and agrees to cause each of its subsidiaries to waive, such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

(aaa)           Lending and Other Relationships. The Company (i) does not have any material lending or other relationship with any banking or lending affiliate of any Agent and (ii) does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to any affiliate of any Agent.

(bbb)          Statistical and Market-Related Data. Any statistical and market-related data included or incorporated by reference in the Registration Statement, the Prospectuses or the Disclosure Package are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate in all material respects and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(ccc)           Rating. The Company has no debt securities or preferred shares that are rated by any “nationally recognized statistical rating organization” (as that term is defined in Section 3(a)(62) of the Exchange Act).

(ddd)          Material Transactions. Except to the extent disclosed in the Registration Statement, the Prospectuses and the Disclosure Package or for discussions or negotiations in the ordinary course of business, the Company is not currently party to any agreement in respect of: (i) the purchase of any material assets and properties or any interest therein or the sale, transfer or other disposition of any material assets and properties or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; or (ii) the change of control of the Company (whether by sale or transfer of shares or sale of all or substantially all of the assets and properties of the Company or otherwise).

(eee)           Contracts. All material Applicable Agreements are in full force and effect and are valid and enforceable by and against the Company or its applicable subsidiary, as the case may be, in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principals when equitable remedies are sought, and by the fact that the ability to sever unenforceable terms may be limited by applicable law. Neither the Company nor any of its subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the material Applicable Agreements referred to or described in Registration Statement, the Prospectuses or the Disclosure Package, and no such termination or non-renewal has been threatened by the Company or any of its subsidiaries or, to the Company’s knowledge, any other party to any such contract or agreement, which threat of termination or non-renewal has not been rescinded as of the date hereof.

(fff)             Corporate Records and Due Diligence. Copies of the minute books and records of the Company and its subsidiaries made available to counsel for the Agents in connection with the due diligence investigation of the Company and its subsidiaries for the period from the date of incorporation to the date hereof are all of the minute books of the Company and its subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and its subsidiaries to the date hereof to the extent that minutes exist and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or its subsidiaries to the date hereof not reflected in such minute books. The Company has not withheld from the Agents any material facts relating to the Company, any of its subsidiaries or the offering of the Shares.

(ggg)          Fees. Other than the Agents, there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder’s fee or other compensation in connection with the transactions contemplated by this Agreement.

(hhh)          Eligible Investment. The Shares will at any Time of Sale and Settlement Date qualify as eligible investments as described in the Registration Statement, the Prospectuses and the Disclosure Package under the heading “Eligibility for Investment” and the Company will not take or permit any action within its control which would cause the Shares to cease to be qualified, during the period of distribution of the Shares, as eligible investments to the extent so described in the Registration Statement, the Prospectuses and the Disclosure Package.

(iii)              Transfer Agents. TSX Trust Company, at its principal offices in Toronto, Ontario, has been duly appointed as the registrar and transfer agent for the Common Shares in Canada and Computershare Trust Company, N.A., at its principal offices in Canton, Massachusetts, has been duly appointed as the registrar and transfer agent for the Common Shares in the United States.

(jjj)             Acquisitions. The acquisitions of the respective businesses and/or companies disclosed in the Registration Statement, the Prospectuses and the Disclosure Package were effected in compliance with all applicable laws, and no payments will accrue, be owing or be payable by, the Company or any of its subsidiaries to any person in connection with any such acquisition except for any such payments as would not be material to the Company and its subsidiaries (taken as a whole). No acquisition has been made by the Company during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Canadian Securities Laws or that would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Prospectuses, would be a significant acquisition for the purposes of Canadian Securities Laws, or (ii) would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.

(kkk)           Cybersecurity. There has been no security breach or other compromise of or relating to any information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology of the Company or its subsidiaries (collectively, “IT Systems and Data”) and the Company and its subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data. The Company and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect. The Company and its subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(lll)              Insolvency. No event of insolvency has occurred in relation to the Company or its subsidiaries, nor is there, nor will there be at any Time of Sale and Settlement Date, any act which has occurred or, to the best of the Company’s knowledge, is anticipated to occur which is likely to result in an event of insolvency in relation to the Company or its subsidiaries.

(mmm)       Withholding Taxes. No withholding tax imposed under the federal laws of Canada or the Canadian Qualifying Jurisdictions will be payable in respect of any commission or fee to be paid by the Company pursuant to this Agreement to the Agents that are “non-residents” within the meaning of the Income Tax Act (Canada), provided any such commission or fee is payable in respect of services rendered by such Agents, wholly outside of Canada and are performed in the ordinary course of business carried on by the Agents that includes the performance of such services for a fee and such Agents deal at arm’s length with the Company within the meaning of the Income Tax Act (Canada) and any such amount is reasonable in the circumstances.

(nnn)         Officer’s Certificates. Any certificate signed by any officer of the Company delivered to the Agents or to counsel for the Agents shall be deemed a representation and warranty by the Company (and not individually by such officer) to each Agent as to the matters covered thereby subject to the qualifications and limitations set out in such certificates.

3.              Agreements of the Company. The Company covenants and agrees with the Agents as follows:

(a)              Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (other than the filing of any documents incorporated by reference into the U.S. Prospectus or the Canadian Prospectus) (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) within a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR+ or EDGAR) and the Company will cause (x) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (y) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the “Canadian Shelf Procedures”) or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Securities Laws, within the time period prescribed.

(b)              Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is an Agency Transaction Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 1(a)(iv) or Section 7, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto or the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto or the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)              Delivery of Prospectus; Subsequent Changes. Within the time during which the Prospectuses are required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Securities Act) or Canadian Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or Canadian Securities Laws, the Company will immediately notify the Agents to suspend the offering of Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)              Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or by the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR+ or EDGAR.

(e)              Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement, the Securities Act and Canadian Securities Laws.

(f)              Compliance with Blue Sky Laws. The Company shall cooperate with the Agents and their counsel therefor in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Shares for the offering and sale under the securities or blue sky laws of such jurisdictions as the Agents may request, including, without limitation, the provinces and territories of Canada and other jurisdictions outside of the United States, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Shares). The Company will advise the Agents promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its reasonable efforts to obtain the withdrawal thereof as soon as reasonably practicable.

(g)              Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to the Agents in accordance with Section 1 hereof if the Company is in possession of material non-public information regarding the Company and any of its subsidiaries, taken as a whole, or the Shares.

(h)              Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by the Agents all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, each Permitted Free Writing Prospectus, the Prospectuses and any amendment or supplement to the Registration Statement or the Prospectuses (including the filing fees payable to the Commission relating to the Shares within the time required by Rule 456 of the Rules and Regulations), (ii) the preparation, issuance and delivery of the Shares, including any transfer agent fees payable in connection therewith and the preparation and delivery of certificates representing the Shares, if applicable, (iii) the printing of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Registration Statement, the Prospectuses, any preliminary prospectus and any Permitted Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Agents, (v) the listing of the Shares on the Nasdaq and the TSX, (vi) any filings required to be made by the Agents with FINRA and the filing fees incident to FINRA review, if any, the Commission and the Canadian Qualifying Authorities, and the reasonable and documented fees, disbursements and other charges of counsel for the Agents in connection therewith, (vii) the registration or qualification of the Shares for offer and sale under the Securities Act and the securities or blue sky laws of such jurisdictions designated pursuant to Section 3(f), including the reasonable and documented fees, disbursements and other charges of counsel to the Agents in connection therewith, and, if requested by the Agents, the preparation and printing of preliminary, supplemental and final blue sky or legal investment memoranda, (viii) counsel to the Company, (ix) The Depository Trust Company and any other depositary, transfer agent or registrar for the Shares, (x) the accountants of the Company, (xi) the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (xii) the reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred on or prior to the date hereof in connection with this Agreement, the Registration Statement and the Prospectuses, including, without limitation, the documented fees and disbursements of counsel, provided that (1) such fees, disbursements and other charges of the Agents shall be paid upon receiving an invoice or invoices therefore from the Agents and (2) such fees of counsel shall not exceed US$125,000 (exclusive of taxes and disbursements) in the aggregate, (xiii) the reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred after the date hereof in connection with this Agreement, the Registration Statement and the Prospectuses, including, without limitation, documented fees and disbursements of counsel, provided that such fees, disbursements and other charges of the Agents shall be paid upon receiving an invoice or invoices therefore from the Agents and such fees of counsel shall not exceed US$25,000 (exclusive of taxes and disbursements) in the aggregate per Representation Date (as defined herein) and (xiv) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares.

(i)              Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectuses under “Use of Proceeds” and the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to the Agents or any affiliate of the Agents.

(j)              Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Agents to sell Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k)              Due Diligence Cooperation. The Company shall cooperate with any reasonable due diligence review requested by the Agents or their counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants and auditors for the Company, an update on diligence matters with representatives of the Agents and their counsel and (ii) at each Representation Date or otherwise as the Agents may reasonably request, providing information and making available documents and appropriate corporate officers of the Company, representatives of the accountants and auditors for the Company for one or more due diligence sessions with representatives of the Agents and their counsel.

(l)              Clear Market. The Company shall not offer to sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire shares of Common Shares or any other securities of the Company that are substantially similar to the Common Shares or permit the registration under the Securities Act of any Common Shares, in each case without giving the Agents by written notice or by draft news release sent to the Agents at least one business day prior to the issuance date specifying the nature and date of such proposed transaction. Notwithstanding the foregoing, the Company may, without giving any such prior notice, (i) register the offering and sale of the Shares through the Agents pursuant to this Agreement, (ii) issue Common Shares upon the exercise of any option or warrant, the vesting of any restricted stock unit, or the conversion of a security outstanding on the date hereof and referred to in the Prospectuses, (iii) issue Common Shares, options or other securities convertible into or exchangeable for Common Shares pursuant to existing equity incentive plans of the Company, (iv) issue Common Shares pursuant to any non-employee director stock plan, dividend reinvestment plan, stock purchase plan or other similar incentive plan of the Company, or (v) file any registration statement on Form S-8 or similar form with the Commission. If notice of a proposed transaction is provided by the Company pursuant to this Section 3(l), the Agents may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by the Agents.

(m)             Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales under Section 1(a)(iv)), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(n)              Required Filings Relating to Sale of Shares. To the extent required by applicable Canadian Securities Laws and the Exchange Act, in each annual and interim financial statement and related management’s discussion and analysis or annual information form filed by the Company in respect of any quarter or year, as applicable, in which sales of Shares were made by the Agents under this Agreement, the Company shall set forth with regard to the most recent applicable quarter or year, as applicable, the number of Shares and the average selling price of the Shares sold through the Agents under this Agreement, the gross and net proceeds received by the Company from such sales of Shares and the compensation paid by the Company to the Agents with respect to sales of Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, the Company will provide the TSX with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSX and for so long as the Shares are listed on the Nasdaq, the Company will provide the Nasdaq with all information it requires with respect to the offering of the Shares within the timelines prescribed by the Nasdaq.

(o)              Representation Dates; Certificates. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Shares; (ii) files or amends an annual information form or an annual report on Form 20-F, Form 40-F or Form 10-K; (iii) files or amends interim financial statements on Form 6-K; (iv) files or amends annual or interim financial statements pursuant to Canadian Securities Laws; or (v) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iv) and any time of request pursuant to (v) above shall be a “Representation Date”), the Company shall furnish the Agents with certificates, in the forms included in Section 4(d), upon execution of this Agreement and within three Trading Days after each Representation Date. The requirement to provide certificates under this Section 3(o) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a certificate under this Section 3(o) then before the Company delivers the Agency Transaction Notice or the Agents sell any Shares, the Company shall provide the Agents with such certificate, in the corresponding form, as described in Section 4(d), dated the date of the Agency Transaction Notice.

(p)              Legal Opinions/Negative Assurance Letters. Upon the execution of this Agreement and within three Trading Days after any Representation Date, the Company shall cause to be furnished to the Agents, dated the date the opinions are so furnished and addressed to the Agents, in form and substance reasonably satisfactory to the Agents, (i) the written opinion of Mintz LLP, Canadian counsel for the Company, as described in Section 4(e), and other local Canadian counsel or, in lieu of such opinions, counsel last furnishing such opinions to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinions to the same extent as though they were dated the date of such letter authorizing reliance (except that statements in such last opinions shall be deemed to relate to the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance), as required; (ii) the written opinion and a negative assurance letter of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., U.S. counsel for the Company, as described in Section 4(e), or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance); (iii) the written opinion of Taylor Wessing LLP, German counsel for the Company, as described in Section 4(e); (iv) the written opinion of Hannes Snellman Attorneys Ltd., Finnish counsel for the Company, as described in Section 4(e); and (v) the written opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., regulatory counsel for the Company, as described in Section 4(e). The requirement to furnish the documents set out in this Section 3(p) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending or in effect, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F, Form 20-F or Form 10-K. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(p).

(q)              Comfort Letter. Upon the filing of the Prospectus Supplements and within three Trading Days after each Representation Date, the Company shall cause its auditors to furnish the Agents a letter (the “Comfort Letter”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and any subsidiaries contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (i) stating that such auditors are independent public accountants within the meaning of Canadian Securities Laws, the Securities Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of Canadian Securities Laws, the Securities Act and the related rules and regulations thereunder and with the applicable accounting requirements of Canadian Securities Laws, the Securities Act and the Exchange Act and the related published rules and regulations adopted by the Canadian Qualifying Authorities and the Commission (the first such letter, the “Initial Comfort Letter”) and (ii) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending or effective, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(q).

(r)              [Intentionally Omitted]

(s)              Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

(t)              Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an “investment company” under the Investment Company Act and the rules and regulations of the Commission promulgated thereunder.

(u)              Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agents), the Company shall have (i) obtained from its board of directors or a duly authorized committee thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction, and (ii) provided to the Agents a copy of the relevant board or committee resolutions or other authority.

(v)              Offer to Refuse to Purchase. If to the knowledge of the Company any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agents the right to refuse to purchase and pay for such Shares.

(w)              Consent to the Agents’ Trading. The Company consents to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the Nasdaq, the rules of the TSX and under this Agreement, to the Agents trading in the Common Shares of the Company: (i) for the account of their clients at the same time as sales of Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts, provided that in the case of clause (ii), no such purchase or sale shall take place by an Agent while such Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent, and provided further that in the case of clauses (i) and (ii), by providing such consent, the Company will incur no liability on behalf of the Agents or their clients resulting from such trading activity.

(x)              Permitted Free Writing Prospectuses.

(i)              The Company represents and agrees that it has not made and, unless it obtains the prior written consents of the Agents, shall not make, any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consents of the Agents hereto shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule 3 hereto. Any such free writing prospectus consented to by the Agents is herein referred to as a “Permitted Free Writing Prospectus”. The Company represents and agrees that (i) it has treated and shall treat, as the case may be, each Permitted Free Writing Prospectus as a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations and (ii) it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Securities Act applicable to any Permitted Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping. The Company agrees not to take any action that would result in the Agents or the Company being required to file pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(ii)             The Company agrees that no Permitted Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Permitted Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii)            The Company agrees that if at any time following issuance of a Permitted Free Writing Prospectus any event occurred or occurs as a result of which such Permitted Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents a Permitted Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(y)              Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 - General Prospectus Requirements) in connection with the offering and sale of the Shares other than the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus reviewed and consented to by the Agents and included in an Agency Transaction Notice, provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.

4.              Conditions to the Agents’ Obligations. The obligations of the Agents hereunder are subject to (i) the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, (ii) the performance of the Company of its obligations hereunder and (iii) the following additional conditions:

(a)              Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement and all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel and the Translation Decision shall remain in full force and effect without amendment.

(b)              No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectuses, there shall not have been a Material Adverse Change.

(c)              No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other Governmental Authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or any document incorporated or deemed to be incorporated therein by reference so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each of the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d)            Officers’ Certificates. The Company shall cause to be furnished to the Agents, and the Agents shall have received, upon execution of this Agreement and within three Trading Days after each Representation Date, one or more accurate certificates, as follows:

(i)            Officer’s Certificate. A certificate of an officer of the Company dated the date the certificate is delivered and signed by an officer of the Company, in form and substance reasonably satisfactory to the Agents, to the effect set forth in clauses (b) and (c) above and to the effect that:

1.              each signatory of such certificate has carefully examined the Registration Statement, the Prospectuses (including any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses) and each Permitted Free Writing Prospectus, if any;

2.              as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, neither the Registration Statement, the Prospectuses nor any Permitted Free Writing Prospectus contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

3.              each of the representations and warranties of the Company contained in this Agreement are true and correct on and, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, are true and correct in all material respects, other than those that are qualified by materiality, which are true and correct, and with the same force and effect as if expressly made on and as of such date, except for those representations and warranties that speak solely as of a specific date and which were true and correct other than those that are qualified by materiality, which are true and correct in all respects, as of such date; and

4.              each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(ii)            Officer’s Certificate. A certificate of an officer of the Company dated the date the certificate is delivered and signed by such officer , (i) certifying that attached thereto are true and complete copies of the resolutions duly adopted by the board of directors of the Company authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the issuance of the Shares pursuant to this Agreement), which authorization shall be in full force and effect on and as of the date of such certificate, (ii) certifying and attesting to the office, incumbency, due authority and specimen signatures of each person who executed this Agreement for or on behalf of the Company, (iii) certifying that attached thereto are true and complete copies of the articles and by-laws of the Company, and (iv) containing any other certification that the Agents shall reasonably request.

(iii)            Chief Financial Officer’s Certificate. A certificate of the Chief Financial Officer of the Company substantially in the form of Exhibit B hereto, dated the date the certificate is delivered, certifying certain financial information set forth in the Registration Statement, Prospectuses and Disclosure Package.

(e)            Legal Opinions/Negative Assurance Letters. The Agents shall have received the opinions of counsel and negative assurance letter to be delivered pursuant to Section 3(p) on or before the date on which such delivery of such opinions or negative assurance letter are required pursuant to Section 3(p). In addition, on such dates that the opinions required by Section 3(p) are delivered, the Agents shall have also received the opinion and negative assurance letter of Paul Hastings LLP, U.S. counsel to the Agents, with respect to such matters as the Agents may reasonably require, it being understood that counsel for the Agents and counsel for the Company may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(f)              Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such letter is required pursuant to Section 3(q).

(g)              Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(k).

(h)              Compliance with Blue Sky Laws. The Shares shall be qualified for sale in such states and jurisdictions in the United States as the Agents may reasonably request, as well as such jurisdictions outside the United States as the Agents may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(i)               Stock Exchange Listing. The Shares shall have been duly authorized for listing on the Nasdaq and the TSX, subject only to notice of issuance at or prior to the applicable Settlement Date. The Company will maintain the listing of the Shares on the Nasdaq and the TSX and the Company will keep available, at all times, free of preemptive rights, Shares for the purpose of enabling the Company to satisfy its obligations under this Agreement.

(j)               Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10, the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Securities Act and Canadian Securities Laws.

(k)              FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(l)               Additional Certificates. The Company shall have furnished to the Agents such certificate or certificates, in addition to those specifically mentioned herein, as the Agents may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Registration Statement or the Prospectuses or any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agents.

(m)             Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Shares.

(n)              Press Release. Concurrently with the execution of this Agreement, the Company shall have issued and disseminated, and filed with the Canadian Qualifying Authorities, a news release (i) announcing that the Company has entered into this Agreement, (ii) indicating that the Prospectus Supplements have been or will be filed, (iii) specifying where and how a purchaser of Shares may obtain a copy of this Agreement and the Prospectus Supplements and (iv) if applicable, that the completion of the distribution of Shares would constitute a material fact or material change. Promptly after the execution of this Agreement, and in any event before any sales of Shares are made hereunder, the Company shall file this Agreement with the Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws.

5.              Indemnification.

(a)              Indemnification of the Agents. The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Permitted Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares pursuant to the Agreement and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by the Agents expressly for inclusion in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus, it being understood and agreed that the only such information consists of the Agent Information. This indemnity will be in addition to any liability that the Company might otherwise have.

(b)              Indemnification of the Company. Each Agent shall, severally and not jointly, indemnify and hold harmless the Company, its agents, each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each director of the Company and each officer of the Company who signs the Registration Statement to the same extent as the foregoing indemnity from the Company to the Agents, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to an Agent furnished in writing to the Company by an Agent expressly for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses. This indemnity will be in addition to any liability that the Agents might otherwise have. The Company acknowledges that the Agent Information constitutes the only information furnished in writing by or on behalf of the Agents for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.

(c)              Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 5 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party in writing of the commencement of such action, enclosing a copy of all papers served, but the failure to so notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 5 unless, and only to the extent that, such omission results in the forfeiture or material impairment of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (x) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (y) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)              Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agents, such as persons who control the Company within the meaning of the Securities Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company to the total compensation to actually received by the Agents pursuant to Section 1(a)(vii) (in the case of one or more Agency Transactions hereunder). If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this Section 5(d) shall be deemed to include, for the purpose of this Section 5(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5(d), no Agent shall not be required to contribute any amount in excess of the total compensation actually received by such Agent pursuant to Section 1(a)(vii) (in the case of one or more Agency Transactions hereunder), and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 5(d), any person who controls a party to this Agreement within the meaning of the Securities Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 5(d), will notify any such party from whom contribution may be sought, but the failure to so notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this Section 5(d) unless, and only to the extent that, such omission results in any increase in the liability to contribute pursuant to this Section 5(d) that the party would not otherwise have had the other contributing party given notice. No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(e)              Beneficiaries. The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of an Agent and each person, if any, who controls an Agent or any such affiliate within the meaning of the Securities Act; and the obligations of the Agents under this Section 5 shall be in addition to any liability which it may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Securities Act.

6.              Termination.

(a)              The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agents. Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(m) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)            Any Agent may terminate its obligations under this Agreement solely with respect to such Agent in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to another party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(m) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)            This Agreement shall remain in full force and effect until the earliest to occur of (i) termination of this Agreement pursuant to Section 6(a) or 6(b) above or otherwise by mutual written agreement of the parties, (ii) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement equals the Maximum Amount and (iii) April 23, 2024, in each case except that (x) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (y) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(m) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(d)            Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1.

7.              Miscellaneous.

(a)            Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or emailed:

(i) if to the Agents, at the offices of:

Stifel Nicolaus Canada Inc.
161 Bay Street, Suite 3800
Toronto, ON M5J 2S1

Attention:          Brandon Roopnarinesingh

E-mail:

- and -

Stifel, Nicolaus & Company, Incorporated
One South Street
15th Floor
Baltimore, Maryland 21202

Attention:          Daniel Covatta

E-mail:

- with a copy to (which shall not constitute notice) –

Paul Hastings LLP
200 Park Avenue
New York, NY 10166

Attention:          Brandon Bortner

Email:

- and -

Osler, Hoskin & Harcourt LLP
100 King Street West, 1 First Canadian Place
Suite 6200, P.O. Box 50
Toronto ON  M5X 1B8

Attention:          Rob Lando & Amelia Miao

Email:

(ii) or if sent to the Company, at the office of the Company:

Profound Medical Corp.
2400 Skymark Avenue, Unit #6
Mississauga, Ontario L4W 5K5

Attention:          Arun Menawat, Chief Executive Officer and Director

Email:

- with a copy to (which shall not constitute notice) -

Mintz LLP
200 Bay St, South Tower, Suite 2800
Toronto, ON M5J 2J3

Attention:          Cheryl Reicin & Eric Foster

Email:

Any such notice shall be deemed given and effective (i) when sent, if emailed on or before 5:00 p.m. Eastern time on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) upon receipt, if hand delivered, or (iii) five Business Days after being deposited in the U.S. mail or Canada post, postage prepaid, if sent by mail. As used herein, “Business Day” means any day other than a Saturday or a Sunday on which Schedule I Canadian chartered banks are open for business in Toronto, Ontario and Nasdaq and commercial banks in the City of New York are open for business. Any notice under Section 5 may be made by telecopy or telephone, but if so made shall be subsequently confirmed in writing (which may include, in the case of the Agents, electronic mail to any Authorized Company Representative). Any party to this Agreement may change its address for notice by notice to the other parties to this Agreement given in the manner provided for by this Agreement.

(b)              The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by an Agent or by any person who controls an Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of the State of New York, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 7(b) shall survive any termination of this Agreement, in whole or in part.

(c)              No Third Party Beneficiaries. The Company acknowledges and agrees that the Agents are acting solely in the capacity of arm’s length contractual counterparties to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, the Agents are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Company with respect thereto. Any review by the Agents of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Company.

(d)              Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agents or any of their controlling persons and shall survive delivery of and payment for the Shares hereunder.

(e)              Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Agents, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agents owe no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Agents have not assumed nor will they assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether the Agents or their affiliates have advised or are currently advising the Company on other matters) and the Agents have no obligation to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Agents and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(f)              Governing Law. THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE. Each party hereto hereby irrevocably submits for purposes of any action arising from this Agreement brought by any other party hereto to the jurisdiction of the courts of the State of New York.

(g)              Judgment Currency. The Company agrees to indemnify each Agent, their directors, officers, affiliates and each person, if any, who controls an Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by the Agents as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the Judgment Currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(h)              Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

(i)              TMX Group. The Company hereby acknowledges that certain of the Agents, or affiliates thereof, may own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group's board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX and the TSX Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

(j)              Recognition of the U.S. Special Resolution Regimes. (i) In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States and (ii) in the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States. For the purposes of this Section 7(j), a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

(k)              Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and may be delivered by facsimile transmission or by electronic delivery of a portable document format (PDF) file.

(l)                Survival of Provisions Upon Invalidity of Any Single Provision. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(m)              Waiver of Jury Trial. Each of the Company and each of the Agents hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or the transactions contemplated hereby or thereby.

(n)              Successors and Assigns. This Agreement will insure to the benefit of and be binding upon the parties hereto, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 5, and in each case their respective successors, and no other person will have any right or obligation hereunder. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties. The term “successors” shall not include any purchaser of the Shares as such from the Agents merely by reason of such purchase.

(o)              Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience and reference only and are not to be considered in construing this Agreement.

(p)              Entire Agreement. Other than the terms set forth in each Agency Transaction Notice delivered hereunder, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement may not be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agents and the Company. Notwithstanding the foregoing, any party to this Agreement may update its list of representatives on Schedule 1 or their contact information by notice to the other parties to this Agreement given in the manner provided for by this Agreement.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agents.

Very truly yours,

PROFOUND MEDICAL CORP.

By:	/s/ Arun Menawat
	Name:	Arun Menawat
	Title:	Chief Executive Officer

[Signature page to Equity Distribution Agreement]

Confirmed as of the date first above mentioned:

STIFEL NICOLAUS CANADA INC.

By:	/s/ Brandon Roopnarinesingh
	Name:	Brandon Roopnarinesingh
	Title:	Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Adam Kohn
	Name:	Adam Kohn
	Title:	Director

[Signature page to Equity Distribution Agreement]

SCHEDULE 1

AUTHORIZED COMPANY REPRESENTATIVES*

Name and Office / Title	E-mail Address	Telephone Numbers
Arun Menawat, CEO
Rashed Dewan, CFO

   *            Notices to be provided to at least one of the above Company Representatives.

AUTHORIZED AGENT REPRESENTATIVES

The Authorized Agent Representatives of Stifel Nicolaus Canada Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Brandon Roopnarinesingh, Director, Investment Banking

The Authorized Agent Representatives of Stifel, Nicolaus & Company, Incorporated are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Daniel Covatta, Managing Director, Head of Special Situations
Adam Kohn, Managing Director, Healthcare Investment Banking
Mark White, Director, Special Situations
Suzanne Hill, Vice President, Special Situations
Nick Oust, Managing Director, Head of Healthcare Equity Capital Markets

SCHEDULE 2

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Profound Medical Inc.	Ontario	100%
Profound Medical (U.S.) Inc.	Delaware, USA	100%
Profound Medical Oy	Finland	100%
Profound Medical GmbH	Germany	100%
Profound Medical Technology Services (Beijing) Co.	China	100%
2753079 Ontario Inc.	Ontario	100%

SCHEDULE 3

PERMITTED FREE WRITING PROSPECTUSES

[None.]

EXHIBIT A

PROFOUND MEDICAL CORP.
2400 Skymark Avenue, Unit #6
Mississauga, Ontario L4W 5K5

[_______], 20[__]
[•] / [•]

[address] / [address]

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with Stifel / Stifel U.S. under, and pursuant to, that certain Equity Distribution Agreement among the Company, Stifel, and Stifel U.S. dated September [•], 2023 (the “Agreement”). Please indicate your acceptance of the proposed terms below. Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold:	[_______], 20[____], [__________], 20[____] . . . [________], 20[_____]

Maximum [Number]/[Value] of Shares to be Sold in the Aggregate:	[_______]

Maximum [Number]/[Value] of Shares to be Sold on each Trading Day:	[_______]

Stock exchange:	[_______]

Floor Price:	USD[_____.___]

Placement Fee:	[__]%

[Remainder of Page Intentionally Blank]

A-1

Very truly yours,

PROFOUND MEDICAL CORP.

By:
Name:
Title:

Accepted and agreed as of
the date first above written:

[•] / [•]

By:
Name:
Title:

A-2